July 26, 2010

Roman Gordon, Chief Executive Officer
Cavitation Technologies, Inc.
10019 Canoga Avenue
Chatsworth, CA 91311

RE: **Cavitation Technologies, Inc.**
      Form 10-K for Fiscal Year Ended June 30, 2009
      Filed September 28, 2009
      File No.: 0-29901

Dear Mr. Gordon:

We have reviewed your June 30, 2010 supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2009

General

1. We reissue comment one from our letter dated June 14, 2010. We note the reference in the first paragraph on page 3 to the plant in Moberly, Missouri, where the first installation of Bioforce 9000 is expected in September 2009. Please disclose the material terms of this arrangement or agreement. Please file any written agreement as an exhibit. In addition, we note the statements made by the

client, please explain the basis for these statements, when it does not appear that the installation of the Bioforce 9000 was ever completed.

2. We note the proposed disclosure regarding the worldwide license and distribution agreement with Desmet Ballestra Group that was entered into in January 15, 2010. Please disclose the material terms of the agreement. We also note the reference to the memorandum of understanding with another vegetable oil refining plant in Minnesota. Please file this agreement and disclose the material terms.

3. Please provide the source of the information found in this section. For instance, provide the source of the statement that "the industry average AI reading is 70%" and "assuming that competitive transesterification processes account for between 20% - 50% of the total energy required to produce industry standard biodiesel, the energy consumed by a competitive transesterification process would range from $0.004 to $0.01 to produce one gallon of biodiesel."

4. We note your proposed disclosure that "[o]ur testing suggests that our 24GPM Bioforce 9000 uses as little as $0.0008 for each gallon of biodiesel produced based on 14kWh." Please provide the basis for this statement.

5. As we requested in comment five from our letter dated June 14, 2010, please include with your response letter copies of, or excerpts from, reports or publications regarding the testing which you reference as providing the basis for the statements made in your disclosure. Please include citations to these reports, if publicly available.

6. We reissue comment three from our letter dated June 14, 2010. Please provide the disclosure required by Item 101(h)(4)(iv) of Regulation S-K regarding competition.

Unregistered Sales of Equity Securities and Use of Proceeds, page 5

7. We reissue comment seven from our letter dated June 14, 2010. For each transaction discussed in this section, provide the disclosure required by Item 701(d) of Regulation S-K. For each separate transaction, please indicate the section of the Securities Act or the rule of the Commission under which each exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. In addition, name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

8. We note your response to comment 10 from our letter dated June 14, 2010. Please confirm that you will provide such disclosure in your amendment to the Form 10-K for the period ended June 30, 2009.

9. We note the proposed changes to the summary compensation table. Please note that the prior footnotes have been removed and the footnote that was added does not match the number in the table. Please reconcile.

10. We reissue comment 12 from our letter dated June 14, 2010. Please provide the narrative to the summary compensation table, as required by Item 402(o) of Regulation S-K.

You may contact John Archfield (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Roman Gordon, Chief Executive Officer
Via facsimile to (818) 718-1176